EXHIBIT 3.2

AMENDMENT TO BY-LAWS

OF

INDEPENDENCE HOLDING COMPANY

The By-Laws of Independence Holding Company are hereby amended by adding a new SECTION 5.9 to the By-Laws that states the following:

“SECTION 5.9

Exclusive Forum for Certain Actions. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court") of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or to the Corporation's stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law or the Corporation’s Certificate of Incorporation or By-Laws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of, and to have consented to, the provisions of this Section 5.9”

Effective as of November 6, 2013